December 11, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: John Dana Brown

Re:	Sack Lunch Productions, Inc.
Amendment No. 1 to
Offering Statement on Form 1-A
Filed September 28, 2017
File No. 024-10726

Dear Mr. Brown:

The following responses of Sack Lunch Productions, Inc. (the “Company,” “we” or “us”) are being provided in response to your comment letter dated October 11, 2017, regarding the above-listed Offering Statement on Form 1-A for the Company. We have summarized the Staff’s comments in bold and italics followed by the Company’s response.

Part II

Offering Circular

General

1. Please update your financial statements, and related disclosures throughout the offering circular, to comply with the instructions set forth in Part F/S(b)(3)(B) and (b)(4) of Form 1-A as specified by Part F/S(c)(1) of the form.

We have provided interim financial statements as of, and for the six-month period ended, June 30, 2017. We have also updated all related disclosures and we have updated the financial statements for the years ended December 31, 2016 and 2015 to show retroactive presentation of the October 25, 2017 1 for 500 reverse stock split and to expand the footnote disclosures related to certain common stockholders’ rights regarding anti-dilution protection.

2. We note your response to our prior comment 2, however we were unable to locate the amended certificate of designation that you indicated you would include as an attachment at the end of your response letter. Please file the certificate of designation with the amended terms of the Series E Preferred Stock.

The revised Certificate of Determination for the Series E Preferred Stock has been filed concurrently herewith as Exhibit 3.7 of Amendment No. 2 to the Offering Statement on Form 1-A.

Exhibits, page 94

3. We note your response to our prior comment 14 and reissue in part. Please file the TCA Agreement listed as Exhibit 6.7 in its entirety, including the exhibits and schedules that are identified in the index on page 91 of the agreement. In addition, please confirm that you have filed the Certificate of Determination – Series E Preferred Stock listed as Exhibit 3.7 in its entirety, as there appears to be a page at the end of the document that is entirely illegible.

United States Securities and Exchange Commission

Division of Corporation Finance

December 11, 2017

We have filed the TCA Agreement in its entirety as Exhibit 6.7 of Amendment No. 2 to the Offering Statement on Form 1-A filed concurrently herewith.

Exhibit 4.1

4. Please revise the language in the first sentence of sections 1 and 5.a that state that investors represent that they have read the offering circular. Such a representation is inappropriate. Please also tell us why you believe the last sentence in section 5.a is appropriate given that the offering circular contains numerous statements by the company about its business, prospects, and financial condition.

We have revised our Subscription Agreement and attached it as Exhibit 4.1 to the Offering Statement on Form 1-A filed concurrently herewith. In the Subscription Agreement, we have removed the investors’ representation that they have read the offering circular in both Sections 1 and 5(a). We have also removed the last sentence in Section 5(a).

Thank you for your time and attention to this matter. Should you have any questions, please contact our counsel, Brian Lebrecht, at (801) 433-2453.

Very truly yours,

/s/ Richard Surber
Richard Surber
Chief Executive Officer